UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 00-23760

CUSIP Number N/A

(Check One): [ ] Form 10-K [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____________________________________________________________________________
PART I -- REGISTRANT INFORMATION
American Eagle Outfitters, Inc. (The Profit Sharing and 401(k) Plan) Full Name of Registrant
Former Name if Applicable
150 Thorn Hill Drive Address of Principal Executive Office (Street and Number)
Warrendale, PA 15086 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant was unable to complete and file its Annual Report on Form 11-K for the period ended December 31, 2004 (the "Annual Report") within the prescribed time period due to a delay in the independent registered public accountant's review of the financial statements in connection with the Annual Report. Please see the letter from Deloitte & Touche LLP, dated June 29, 2005, attached hereto as an exhibit.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Neil Bulman (Name)	(724) (Area Code)	779-6698 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American Eagle Outfitters, Inc. (The Profit Sharing and 401(k) Plan)
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2005                                 By: /s/ George Dailey

                                                                      George Dailey

                                                                      Plan Administrator

Form 12b-25 Exhibit
Statement of Independent Registered Public Accounting Firm

June 29, 2005

Mr. Neal Bulman
General Counsel
American Eagle Outfitters, Inc.
150 Thorn Hill Drive

Warrendale, PA 15086

Dear Mr. Bulman:

Our audit of the financial statements for The Profit Sharing and 401(k) (the "Plan") for the year ended December 31, 2004, will not be completed on or before June 30, 2005 due to a delay from the Plan administrator in receiving all the necessary audit documentation to complete our audit field work. We are aware that our audit report on the Plan's financial statements is needed for inclusion in the Plan's Form 11-K for the year ended December 31, 2004 and we expect to complete our audit on or before the fifteenth calendar day following the prescribed due date of June 30, 2005 to enable the Company to file the Plan's 11-K by the extended due date of July 15, 2005. If you have any questions related to this matter please contact Mr. Albert Asebrook, Lead Client Service and Audit Partner at (937) 443-5441.

Sincerely,

/s/ Deloitte & Touche LLP